IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS 2019 YEAR-END RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the Management Discussion and Analysis (MD&A) and Audited Consolidated Financial Statements for the year ended December 31, 2019.

Toronto, Ontario, February 19, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter and year ended December 31, 2019.

"2019 was a year of significant challenges for IAMGOLD. I would like to acknowledge the entire IAMGOLD team for how it addressed these challenges, including: realigning Westwood to suit its operating levels, working with our local stakeholders at Rosebel to address unauthorized mining and ensuring the safety of our team at Essakane." stated Gordon Stothart, President and COO. "We are committed to becoming a lower cost and more geographically balanced producer within the next five years, while maintaining our culture of accountable mining through high standards of ESG practices - in fact, 2019 was a record year for health and safety at IAMGOLD, demonstrating significant improvement over a decade. With these goals in mind, we continue to optimize and de-risk our development projects, with Boto Gold's exploitation permit in hand and almost 50% of Côté Gold's detailed engineering now complete."

Mr. Stothart continued, "With our strong balance sheet and pipeline of growth projects complementing our core operating assets, we are optimistic about the future at IAMGOLD. Following the institution of our self-funding model, we are making progress in generating positive cash flows on a consolidated basis. We continue to grow our Resource base as a result of ongoing exploration success. We have announced promising exploration drilling results from district targets within our portfolio, including Gosselin, located just 1.5 kilometres from Côté, the Rouyn Gold Project, located near Westwood, and Karita in Guinea, which is on trend with Boto and Diakha-Siribaya."

2019 Highlights

- Attributable gold production of 762,000 ounces, cost of sales[1] of $950 per ounce, total cash costs[2] of $907 per ounce produced, and all-in sustaining costs[2] of $1,124 per ounce sold.
- Attributable gold sales were 759,000 ounces at an average realized gold price[2] of $1,396 per ounce.
- Net loss from continuing operations attributable to equity holders was $373.3 million, or $0.80 per share. The net loss was primarily due to impairment charges, net of reversal ($287.8 million).
- Adjusted net loss including discontinued operations attributable to equity holders[2] was $18.3 million, or $0.04 per share[2], compared to adjusted net earnings[2] of $29.8 million, or $0.06 per share[2] in the prior year.
- Net cash from operating activities including discontinued operations was $363.0 million, up $171.9 million from the prior year.
- Net cash from operating activities including discontinued operations before changes in working capital[2] was $367.5 million, up $79.1 million from the prior year.
- Steady quarterly operating cash flow improvements throughout 2019.
- Cash, cash equivalents, short-term investments and restricted cash totaled $864.8 million at December 31, 2019.

Strategic Developments

Reserves and Resources

- Total attributable proven and probable gold reserves decreased by 6% to 16.7 million ounces from the prior year. The decrease was primarily due to mine depletion at Essakane, Rosebel, and Sadiola, and a reduction in estimated probable reserves at the Boto Gold Project.

- Total attributable measured and indicated resources decreased by 2% to 27.2 million ounces, as a result of mine depletion, while total attributable inferred resources increased by 38% to 12.0 million ounces primarily as a result of the declaration of an initial mineral resource estimate for the Nelligan Gold Project in Canada comprising inferred resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million ounces (on a 100% basis).

Exploration

- We exercised our option to increase our undivided interest in the Nelligan Gold Project from 51% to 75% by completing a mineral resource estimate and making cash payments totaling $1.8 million (C$2.35 million).

- We were awarded the Discovery of the Year at the Mining Exploration Association of Quebec's XPLOR 2019 Awards Gala for the Nelligan Gold Project.

Development and Operations

- During 2019, our team achieved a DART rate[3] of 0.51, which was the best result achieved by IAMGOLD over the past ten years.

- We announced updated production guidance for Westwood based on a preliminary life of mine plan. The guidance incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. As a result, we recognized an impairment charge of $395.0 million

- We announced positive results from the Carbon-In-Leach ("CIL") and Heap Leach feasibility study completed at Essakane: the feasibility study supported an investment in a mill optimization project to increase CIL plant capacity and the postponement of heap leach operations to the end of life of mine.

- We announced the delivery of the first ore from the Saramacca deposit to the mill at Rosebel. Development work on Saramacca continued with the haul road construction and bush clearing activities progressing, and deliveries of hauling and mining equipment continuing during the quarter.

- Mining activities resumed at Rosebel in all pits by October 2019.

- The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 2,000 ounces in the fourth quarter 2019, for total year-to-date recoveries of 7,600 ounces.

- We continued to de-risk the Côté Gold Project, having commenced site tree clearing activities, entering into an Impacts and Benefits Agreement with our First Nations partners, and reached approximately 46% completion of the detailed project engineering at year end.

- The completion of project design optimization studies continued to confirm robust project economics for the Boto Gold Project.

Financial

- IAMGOLD, together with our joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell our collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of $105.0 million; IAMGOLD and AGA each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali. As a result, we recognized total impairment charges of $45.7 million.

- Moody's Investor Services released its first assessment of Corporate Governance for the Metals and Mining sector, wherein IAMGOLD achieved the highest level (GA-1) based on adjusted scoring of 2.7. The Corporate Governance framework is a subset of Moody's initiative focusing on Environmental, Social and Corporate governance reviews. The Corporate Governance framework comprises 168 questions reviewing Ownership, Compensation, Board Oversight, Financial Oversight and Compliance Reporting.

- Moody's Investors Service downgraded IAMGOLD's long-term corporate credit rating to B1 from Ba3 with a stable outlook. Moody's noted that the stable outlook benefited from cash in excess of debt and conservative financial policies.

- We participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed IAMGOLD to maintain a 35.6% ownership in INV Metals.

- In the second quarter 2019, we executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019.

- In the first quarter 2019, we entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as we execute our growth strategy. The cost of the Arrangement is 5.38% per annum.

- In the first quarter 2019, IAMGOLD, together with AGA, entered into an agreement with the Government of Mali for the sale of the joint venture partners' combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs of approximately $18.5 million.

Subsequent to the Quarter

- We announced that our Chief Executive Officer, Stephen J.J. Letwin intends to retire; P. Gordon Stothart, President and Chief Operating Officer, will succeed Mr. Letwin on the Board of Directors and in the role of President and Chief Executive Officer, effective March 1, 2020.

- We announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for a development decision and eventual production.

- We announced an updated mineral resource estimate for the Pitangui Project in Brazil, comprising 3.33 million tonnes of indicated resources grading 4.39 g/t Au for 470,000 ounces and 3.56 million tonnes of inferred resources grading 3.78 g/t Au for 433,000 ounces.

Upcoming Growth Catalysts

- At Rosebel, we continue to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

- We are continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to discover additional zones of mineralization and evaluate the resource potential.

- We expect to complete an updated life of mine plan for Westwood and accompanying NI 43-101 Technical Report, in the second quarter of 2020.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Results ($ millions, except where noted)	Three months ended December 31, 2019	2018	2017	Years ended December 31, 2019	2018	2017
Continuing Operations						
Revenues	**$ 293.4**	$ 274.3	$ 291.1	**$ 1,065.3**	$ 1,111.0	$ 1,094.9
Cost of sales	**$ 252.3**	$ 250.3	$ 250.0	**$ 995.7**	$ 974.1	$ 942.0
Gross profit	**$ 41.1**	$ 24.0	$ 41.1	**$ 69.6**	$ 136.9	$ 152.9
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	**$ (353.9)**	$ (34.8)	$ (17.7)	**$ (412.6)**	$ (28.2)	$ 501.6
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	**$ (0.76)**	$ (0.07)	$ (0.04)	**$ (0.88)**	$ (0.06)	$ 1.08
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	**$ (303.8)**	$ (39.5)	$ (22.8)	**$ (373.3)**	$ (31.4)	$ 485.2
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	**$ (0.65)**	$ (0.08)	$ (0.05)	**$ (0.80)**	$ (0.07)	$ 1.05
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	**$ (0.6)**	$ (16.1)	$ (13.8)	**$ (18.3)**	$ 29.8	$ 29.3
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)[1]	**$ —**	$ (0.03)	$ (0.03)	**$ (0.04)**	$ 0.06	$ 0.06
Net cash from operating activities including discontinued operations	**$ 262.5**	$ 23.1	$ 65.2	**$ 363.0**	$ 191.1	$ 295.3
Net cash from operating activities including discontinued operations before changes in working capital[1]	**$ 226.2**	$ 55.7	$ 68.2	**$ 367.5**	$ 288.4	$ 294.0
Discontinued Operations						
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD	**$ (50.1)**	$ 4.7	$ 5.1	**$ (39.3)**	$ 3.2	$ 16.4
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD ($/share)	**$ (0.11)**	$ 0.01	$ 0.01	**$ (0.08)**	$ 0.01	$ 0.03
Key Operating Statistics						
Gold sales – attributable (000s oz)	**196**	220	230	**759**	872	871
Gold production – attributable (000s oz)	**192**	231	228	**762**	882	882
Average realized gold price[1] ($/oz)	**$ 1,480**	$ 1,233	$ 1,277	**$ 1,396**	$ 1,270	$ 1,261
Cost of sales[2] ($/oz)	**$ 912**	$ 843	$ 802	**$ 950**	$ 815	$ 783
Total cash costs[1] ($/oz)	**$ 947**	$ 797	$ 751	**$ 907**	$ 793	$ 755
All-in sustaining costs[1] ($/oz)	**$ 1,161**	$ 1,123	$ 1,071	**$ 1,124**	$ 1,057	$ 1,003
Gold margin[1] ($/oz)	**$ 533**	$ 436	$ 526	**$ 489**	$ 477	$ 506

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

FULL YEAR AND FOURTH QUARTER 2019 SUMMARY

Financial Performance

- Revenues from continuing operations for 2019 were $1,065.3 million, down $45.7 million or 4% from the prior year. The decrease was primarily due to lower sales volume at Rosebel ($63.6 million), Essakane ($38.7 million) and Westwood ($38.5 million), partially offset by a higher realized gold price ($96.9 million). Revenues from continuing operations for the fourth quarter 2019 were $293.4 million, up $19.1 million or 7% from the same prior year period. The increase was due to a higher realized gold price ($48.8 million) and higher sales volumes at Essakane ($6.4 million) and Westwood ($3.2 million), partially offset by lower sales volume at Rosebel ($39.0 million).
- Cost of sales from continuing operations for 2019 was $995.7 million, up $21.6 million or 2% from the prior year. The increase was primarily due to higher operating costs, depreciation expense and royalty expense, partially offset by a reversal of previous impairments of $15.9 million relating to ore stockpiles at Essakane and

Rosebel. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives at Essakane, partially offset by reduced mining activity at Rosebel, labour reductions at Westwood resulting from reduced mining activities following increased seismic activity in the fourth quarter 2018 and a stronger U.S. dollar relative to the euro. Cost of sales from continuing operations for the fourth quarter 2019 was $252.3 million, up $2.0 million or 1% from the same prior year period due to higher operating costs, depreciation expense and royalties, partially offset by a reversal of previous impairments of $15.9 million relating to ore stockpiles at Essakane and Rosebel. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives at Essakane, partially offset by reduced mining activity at Rosebel and a stronger U.S. dollar relative to the euro.

- Depreciation expense from continuing operations for 2019 was $275.1 million, up $9.7 million or 4% from the prior year. The increase was primarily due to higher depreciation of capitalized stripping at Essakane as ore bodies were accessed in previously capitalized phases. Depreciation expense from continuing operations for the fourth quarter 2019 was $72.9 million, up $8.7 million or 14% from the same prior year period. The increase was primarily due to higher depreciation of capitalized stripping at Essakane as noted above.

- Income tax expense for 2019 was $30.4 million, down $7.6 million from the prior year. Income tax expense for 2019 comprised current income tax expense of $38.3 million (December 31, 2018 - $45.1 million) and deferred income tax recovery of $7.9 million (December 31, 2018 - recovery of $7.1 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

- Net loss from continuing operations attributable to equity holders for 2019 was $373.3 million, or $0.80 per share, compared to net loss from continuing operations of $31.4 million, or $0.07 per share in the prior year. The increase in net loss was primarily due an impairment charge on the Westwood Mine ($395.0 million), partially offset by a reversal of impairment charge on the Essakane Mine ($122.0 million) and lower gross profit ($67.3 million), partially offset by higher interest income, derivatives and other investment gains (losses) ($24.2 million). Net loss from continuing operations attributable to equity holders for the fourth quarter was $303.8 million, or $0.65 per share, compared to net loss from continuing operations of $39.5 million, or $0.08 per share from the same prior year period. The increase in net loss was primarily due to impairment charges, net of reversal ($275.3 million) and higher other expenses ($10.8 million), partially offset by lower foreign exchange loss ($7.6 million).

- IAMGOLD's Joint Ventures, Sadiola and Yatela, are classified as held for sale as at December 31, 2019 and presented as discontinued operations. Net loss for the Joint Ventures was presented separately as Net loss from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been restated accordingly. Net loss from discontinued operations for 2019 were $39.3 million, compared to net earnings from discontinued operations of $3.2 million in the prior year. The increase in net loss from discontinued operations was primarily due to higher share of net loss, net of income taxes ($37.8 million). Net loss from discontinued operations for the fourth quarter were $50.1 million, compared to net earnings from discontinued operations of $4.7 million in the same prior year period.

- Adjusted net loss including discontinued operations attributable to equity holders[2] was $18.3 million, or $0.04 per share[2], compared to adjusted net earnings including discontinued operations[2] of $29.8 million, or $0.06 per share[2] in the prior year. Adjusted net loss including discontinued operations attributable to equity holders[2] for the fourth quarter was $0.6 million, or $0.00 per share[2], compared to adjusted net loss including discontinued operations[2] of $16.1 million, or $0.03 per share[2] in the same prior year period.

- Net cash from operating activities including discontinued operations for 2019 was $363.0 million, up $171.9 million from the prior year. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items ($93.1 million), partially offset by lower earnings after non-cash adjustments ($93.7 million). Net cash from operating activities including discontinued operations for the fourth quarter 2019 was $262.5 million, up $239.4 million from the same prior year period. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and movements in non-cash working capital items ($68.8 million).

- Net cash from operating activities including discontinued operations before changes in working capital[2] for 2019 was $367.5 million, up $79.1 million from the prior year. The increase was primarily due to higher net cash from operating activities including discontinued operations ($171.9 million), partially offset by lower movements in non-cash working capital items ($93.1 million). Net cash from operating activities including discontinued operations before changes in working capital[2] for the fourth quarter 2019 was $226.2 million, up $170.5 million from the same prior year period.

Financial Position

We ended the year in a strong financial position, with cash, cash equivalents, short-term investments and restricted cash were $864.8 million at December 31, 2019, up $106.8 million from December 31, 2018. The increase was primarily due to cash generated from operating activities ($363.0 million), partially offset by spending on property, plant and equipment ($248.1 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, was 762,000 ounces for 2019, down 120,000 ounces from the prior year. The decrease was primarily due to lower throughput and head grades at Westwood (38,000 ounces) as a result of both reduced mining activity and being limited to lower grade stopes resulting from increased seismic activity in the fourth quarter 2018, lower head grades at Essakane (37,000 ounces) due to mine sequencing compared to record production in 2018, lower head grades and throughput at Rosebel (36,000 ounces) resulting from the temporary suspension of mining activities in the third quarter 2019, lower throughput at Sadiola (7,000 ounces) as the mine life draws to an end and the end of operations at Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, was 192,000 ounces for the fourth quarter 2019, down 39,000 ounces from the same prior year period. The decrease was primarily due to lower head grades and throughput at Rosebel (29,000 ounces), lower head grades at Essakane (9,000 ounces) due to mine sequencing, and lower throughput at Sadiola (2,000 ounces) as the mine life draws to an end, partially offset by higher throughput net of lower head grades at Westwood (1,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 759,000 ounces for 2019, down 113,000 ounces from the prior year. The decrease was due to lower sales at Rosebel (48,000 ounces), Westwood (30,000 ounces), Essakane (27,000 ounces) and the Joint Ventures (8,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 196,000 ounces for the fourth quarter 2019, down 24,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (30,000 ounces) and the Joint Ventures (1,000 ounces), partially offset by higher sales at Essakane (4,000 ounces) and Westwood (3,000 ounces).

- Cost of sales[1] per ounce for the fourth quarter and year ended 2019 of $912 and $950, respectively, were up 8% and 17% from the same prior year periods primarily due to lower sales volumes in addition to the factors noted above.

- Total cash costs[2] per ounce produced for the fourth quarter and year ended 2019 of $947 and $907, respectively, were up 19% and 14% from the same prior year periods due to the factors noted above. Included in total cash costs[2] for the year ended 2019 was a reduction of $27 per ounce produced reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel and abnormally low production at Westwood (2018 - $nil). Included in total cash costs[2] for the fourth quarter and year ended 2019 were realized derivative gains (losses) from hedging programs of $1 loss and $1 gain per ounce produced (2018 - $6 gain and $11 gain).

- All-in sustaining costs[2] per ounce sold for the fourth quarter and year ended 2019 of $1,161 and $1,124, respectively, were up 3% and 6% from the same prior year periods due to higher cost of sales[1] per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs[2] for the year ended 2019 was a reduction of $27 per ounce sold reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at

Rosebel and abnormally low production at Westwood (2018 - $nil). Included in all-in sustaining costs[2] for the fourth quarter and year ended 2019 were realized derivative gains from hedging programs of $nil and $2 per ounce sold (2018 - $6 and $12).

Commitment to Zero Harm Continues

The DART rate[3], representing the frequency of all types of serious injuries across all sites and functional areas for 2019 was 0.51, below IAMGOLD's target of 0.63. We continue the implementation of several initiatives, including a behaviour-based safety program, to promote a safer work environment.

2020 Guidance

(Refer to January 16, 2020 news release)

Attributable Gold Production: 700,000 to 760,000 oz

Costs:

Cost of sales[1]/oz	$900 to $950
Total cash costs[2]/oz produced	$840 to $890
All-in sustaining costs[2]/oz sold	$1,100 to $1,150

At Essakane, production is expected to be between 365,000 and 385,000 ounces, consistent with 2019 levels, with an expected stronger second half as the mill feed benefits from the exploitation of a saprolitic satellite deposit adjacent to the mine alongside targeted mill improvements. At Rosebel, production is expected to be between 245,000 and 265,000 ounces, consistent with 2019 levels, as head grades are expected to benefit from higher grade Saramacca ore in the second half of the year. Westwood production is expected to be between 90,000 to 110,000 ounces, consistent with 2019 levels, as mining and development activities continue to ramp up, incorporating modified mining methods and operational practices. 2020 reflects no assumed production from Sadiola. All-in sustaining cost guidance for 2020 reflects ongoing efforts to improve productivity and optimize performance across the sites. We expect to ramp up production from the Saramacca deposit and Westwood, and complete mill improvements at Essakane. <u>Readers are reminded that the guidance we provide is annual and that quarterly variation is normal</u>. Costs are expected to be lower in the second half of the year compared to the first half, benefiting from the higher anticipated production from Essakane and Rosebel in the second half.

Capital Expenditures: $370 million, ±5%

Capital expenditures of $370 million ± 5% reflects an increase over 2019 as we complete the Saramacca Project, invest in strategic pushbacks required at Essakane and Rosebel to secure future mine production, and advance growth projects as outlined in the non-sustaining capital section below. Increased sustaining capital relative to 2019 is a reflection of higher development at Westwood.

<u>Sustaining Capital</u>: $120 million, ±5%

Sustaining capital includes $15 million in capitalized stripping for Rosebel.

<u>Non-Sustaining Capital</u>: $250 million, ±5%

Non-sustaining capital reflects $100 million at Essakane, including $80 million in expansionary capitalized stripping targeting strategic pushbacks within the Essakane Main Zone to provide ore access for future mine production, $60 million at Rosebel including the completion of development work at Saramacca and strategic pushbacks within the Rosebel concession to provide access to higher grade zones for future mine production, and $25 million at Westwood primarily for ramp-up development. Additionally, in advance of a construction decision, capital expenditures for the Côté Gold Project are expected to be approximately $35 million to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering in an effort to further de-risk the project execution phase. At the Boto Gold Project, projected spend of approximately $30 million is expected to further de-risk the Project in preparation for a construction decision; activities will primarily focus on road and camp construction and advancing project engineering. Development project updates are expected to be provided in the first quarter of 2020, with any associated capital expenditures expected to be provided at that time.

Depreciation:

Depreciation expense in 2020 is expected to range from $260 million to $270 million.

Income Taxes:

Cash taxes in 2020 are expected to range from $30 to $45 million. Additionally, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

2021 Guidance

(Refer to January 16, 2020 news release)

IAMGOLD expects 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 10% higher than the expected 2020 production levels. At Essakane, production is expected to be between 355,000 and 385,000 ounces due to high capitalized stripping with marginally lower production but marginally better grades. At Rosebel, production is expected to be between 305,000 and 335,000 ounces due to higher ore availability and higher grades. Westwood production is expected to be between 100,000 to 120,000 ounces as it continues to ramp up.

Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

The table below presents gold production attributable to IAMGOLD and cost of sales[1] per ounce sold.

Three months ended December 31,	Gold Production (000s oz) 2019	2018	2017	Cost of Sales[1] ($ per ounce) 2019	2018	2017
Continuing operations						
Owner-operator						
Essakane (90%)	**94**	103	102	$ **767** $	763 $	792
Rosebel (95%)	**56**	85	79	**1,108**	856	766
Westwood (100%)	**29**	28	29	**1,019**	1,086	909
Total owner-operator	**179**	216	210	$ **912** $	843 $	802
Discontinued operations						
Joint Ventures	**13**	15	18			
Total operations	**192**	231	228			
Cost of sales[1] ($/oz)				$ **912** $	843 $	802

Years ended December 31,	Gold Production (000s oz) 2019	2018	2017	Cost of Sales[1] ($ per ounce) 2019	2018	2017
Continuing operations						
Owner-operator						
Essakane (90%)	**368**	405	389	$ **884** $	762 $	785
Rosebel (95%)[2]	**251**	287	302	**1,007**	857	755
Westwood (100%)[3]	**91**	129	125	**1,061**	886	844
Total owner-operator	**710**	821	816	$ **950** $	815 $	783
Discontinued operations						
Joint Ventures	**52**	61	66			
Total operations	**762**	882	882			
Cost of sales[1] ($/oz)				$ **950** $	815 $	783

1 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2 Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the year ended 2019 of $12 per ounce (2018 - $nil; 2017 - $nil).

3 Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the year ended 2019 of $15 per ounce (2018 - $nil; 2017 - $1 per ounce).

The table below presents total cash costs[2] per ounce produced and all-in sustaining costs[2] per ounce sold.

Three months ended December 31,	Total Cash Costs[1] ($ per ounce produced)			All-in Sustaining Costs[1] ($ per ounce sold)		
	2019	2018	2017	2019	2018	2017
Continuing operations						
Owner-operator						
Essakane (90%)	$ 848	$ 723	$ 715	$ 1,006	$ 1,114	$ 990
Rosebel (95%)	1,074	774	700	1,307	981	1,018
Westwood (100%)	1,007	1,102	928	1,117	1,334	1,017
Total owner-operator[2]	$ 944	$ 792	$ 739	$ 1,175	$ 1,141	$ 1,068
Discontinued operations						
Joint Ventures	982	858	882	951	862	1,114
Total operations	$ 947	$ 797	$ 751	$ 1,161	$ 1,123	$ 1,071
Cash costs, excluding royalties	$ 878	$ 746	$ 698			
Royalties	69	51	53			
Total cash costs[1]	$ 947	$ 797	$ 751			
All-in sustaining costs[1]				$ 1,161	$ 1,123	$ 1,071

Years ended December 31,	Total Cash Costs[1] ($ per ounce produced)			All-in Sustaining Costs[1] ($ per ounce sold)		
	2019	2018	2017	2019	2018	2017
Continuing operations						
Owner-operator						
Essakane (90%)	$ 871	$ 718	$ 738	$ 1,028	$ 1,002	$ 957
Rosebel (95%)[3]	958	831	716	1,165	1,006	931
Westwood (100%)[4]	911	884	824	1,079	1,073	972
Total owner-operator[2]	$ 907	$ 783	$ 743	$ 1,141	$ 1,068	$ 1,001
Discontinued operations						
Joint Ventures	915	914	909	904	921	1,023
Total operations	$ 907	$ 793	$ 755	$ 1,124	$ 1,057	$ 1,003
Cash costs, excluding royalties	$ 842	$ 739	$ 703			
Royalties	65	54	52			
Total cash costs[1]	$ 907	$ 793	$ 755			
All-in sustaining costs[1]				$ 1,124	$ 1,057	$ 1,003

1   This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2   Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 38 of the MD&A.

3   Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the year ended 2019 of $12 per ounce (2018 - $nil; 2017 - $nil).

4   Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the year ended 2019 of $15 per ounce (2018 - $nil; 2017 - $1 per ounce).

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the fourth quarter 2019 of 94,000 ounces and full year of 368,000 ounces were both lower by 9%, compared to the same prior year periods, as ore feed was sourced from lower grade zones due to the mine sequencing plan. The impact of lower grades was partially offset by higher throughput realized due to the mill feed comprising a lower percentage of hard rock and higher recoveries.

Material mined in the fourth quarter and year ended 2019 was higher compared to the same prior year periods due to increased mining fleet size and availability combined with the higher utilization of contractors. Ore mined for the fourth quarter and year ended 2019 was higher compared to the same prior year periods as mining continued through lower grade ore zones to support the heap leach operations at the end of CIL operations.

The CIL and Heap Leach feasibility study at Essakane was completed in the fourth quarter 2019 and concluded that increasing CIL plant capacity and postponing the heap leach operation to the end of life of mine is more economical than operating both a heap leach and the CIL plant in parallel (see news release dated November 6, 2019). Detailed engineering and procurement of long lead items continues to progress to increase CIL capacity to 11.7 million tonnes per annum (at 100% hard rock) compared to the original nameplate capacity of 10.8 million tonnes per annum (at 100% hard rock).

Cost of sales per ounce sold for the fourth quarter 2019 of $767 and full year of $884 were higher by 1% and 16%, respectively, compared to the same prior year periods primarily due to higher operating costs, lower sales volumes and higher royalties due to higher realized gold prices, partially offset by a reversal of previous impairments relating to ore stockpiles. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives. A stronger U.S. dollar relative to the euro helped to alleviate these cost pressures.

Total cash costs per ounce produced for the fourth quarter 2019 of $848 and full year of $871 were higher by 17% and 21%, respectively, compared to the same prior year periods. As noted above, these cost pressures combined with lower production, were partially offset by the stronger U.S. dollar relative to the euro. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains and losses from hedging programs of $2 loss and $2 gain per ounce produced, respectively (2018 - $9 gain and $17 gain).

All-in sustaining costs per ounce sold for the fourth quarter 2019 of $1,006 were lower by 10% compared to the same prior year period, primarily due to lower sustaining capital expenditures compared to the fourth quarter 2018 that included down payments for additions to the fleet, partially offset by higher cost of sales per ounce. All-in sustaining costs per ounce sold for the year ended 2019 of $1,028 were 3% higher compared to the prior year, primarily due to increased cost of sales per ounce partially offset by lower sustaining capital. Included in total cash costs and all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains and losses from hedging programs of $2 loss and $1 gain per ounce sold, respectively (2018 - $10 gain and $19 gain).

Outlook

We expect attributable production at Essakane in 2020 to be in the range of 365,000 to 385,000 ounces. Essakane expects to continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through multiple optimization initiatives.

Mining activity is expected to remain at elevated levels in 2020 supported by the use of a mining contractor to secure strategic pushback objectives providing greater access to higher grade ore zones. Essakane is targeting higher drill availability and productivity through an expansion in the drill fleet which is intended to contribute to longer drill run times. Maintenance activities are expected to sustain the improvements that have been realized in overall availability and reliability.

Essakane is targeting completion of the mill upgrade in the second half of 2020 with a series of improvements designed to de-bottleneck the crushing circuit which is expected to yield higher grinding capacities in addition to optimizing liner and grate configurations. Essakane expects to continue to improve recoveries from the addition of a third gravity screen.

These initiatives are designed to deliver on the 2020 production and cost targets, while positioning Essakane to pursue additional resources at satellite deposits with the potential to add to the mine life of the Essakane operation.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production for the fourth quarter 2019 of 56,000 ounces and full year of 251,000 ounces was lower by 34% and 13%, respectively, compared to the same prior year periods as ore feed was sourced from lower grade zones due to a security incident in the third quarter which resulted in the temporary suspension of mining activities. As mining activities resumed and continued to ramp up in the fourth quarter, the mill continued to process primarily low grade stockpiles which resulted in lower head grades than the prior period. The carbon-in-column plant continued to perform favourably with an additional 2,000 ounces recovered from tailings in the fourth quarter 2019, bringing year-to-date tailings recoveries to 7,600 ounces. The plant exceeded the current year target recovery of 5,000 ounces in the third quarter at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Mining activities continued at Saramacca in the fourth quarter 2019 following the delivery of first ore (see news release dated October 31, 2019) with the development of additional ore storage capacity on site and commencement of grade control drilling. Material mined from Saramacca continued to be delivered to the Rosebel mill through the use of an alternate road. Construction of the haul road progressed in the fourth quarter with bush clearing activities substantially complete. Construction of the haul road along with site infrastructure is expected to be completed in the first half of 2020. Deliveries of hauling and mining equipment continued in the fourth quarter, with an additional eight haul trucks and four loaders received to support the ramp-up of mining activities in 2020.

Cost of sales per ounce sold for the fourth quarter 2019 of $1,108 and full year of $1,007 were higher by 29% and 17%, respectively, compared to the same prior year periods. This was primarily due to the reduction in sales volumes, partially offset by a reversal of previous impairments relating to ore stockpiles and lower mining costs as mining activity continued to ramp up.

In accordance with International Financial Reporting Standards, Rosebel reduced the cash costs and depreciation attributed to inventory for the year ended 2019 by $9.6 million and $3.6 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined. Normalization of fixed overhead was discontinued at the end of the third quarter 2019. Rosebel reduced total cash costs and all-in sustaining costs for the year ended 2019 by $36 per ounce produced and $38 per ounce sold (2018 - $nil and $nil).

Total cash costs per ounce produced for the fourth quarter 2019 of $1,074 and full year of $958 were higher by 39% and 15%, respectively, compared to the same prior year periods primarily due to the reduction in volume produced partially offset by the factors noted above. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from hedging programs of $nil and $1 per ounce produced, respectively (2018 - $4 gain and $8 gain).

All-in sustaining costs per ounce sold for the fourth quarter 2019 of $1,307 and full year of $1,165 were higher by 33% and 16%, respectively, compared to the same prior year periods. This is primarily due to the reduction in sales volumes partially offset by reduced mining costs as noted above and lower sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from hedging programs of $nil and $1 per ounce sold, respectively (2018 - $4 gain and $8 gain).

Outlook

We expect attributable production at Rosebel in 2020 to be in the range of 245,000 to 265,000 ounces. 2020 production guidance reflects pushbacks and mine development focused on optimizing cash flows over the next 5 years, as well as the ramp-up of Saramacca. Guidance also incorporates factors to account for risk related to negative grade reconciliation. Rosebel will continue to undertake strategic pit pushbacks on the Rosebel concession unlocking higher grade ore zones, while advancing the exploitation of the Saramacca deposit, which is expected to contribute to increased production volumes each successive quarter of 2020. The mill feed in the first half of the year is expected to be supplemented by the processing of stockpiled ore.

While mill throughput in 2020 is expected to be at levels consistent with 2019, lower head grades in the first half of the year are expected to reflect the processing of lower grade stockpile feed as the mine operations return to normal levels of mining activity, with further improvements in the second half of the year expected from inclusion of higher grade Saramacca ore in the mill feed. Improved recoveries are further expected through the optimization of the elution circuit and acid wash circuit.

Construction continues on the haul road linking the Saramacca deposit to the Rosebel mill, with completion of the final surface expected in the first half of 2020. Rosebel is also continuing to evaluate the underground mining potential of the Saramacca deposit which could result in significantly lower waste volumes reducing the mining area footprint and potentially improving profitability.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Gold production for the fourth quarter 2019 of 29,000 ounces was 4% higher than the same prior year period primarily due to higher throughput partially offset by lower head grades. Gold production for 2019 of 91,000 ounces was 29% lower than the prior year primarily due to lower throughput and head grades.

Mining activities in 2019 were affected by increased seismic activity in the fourth quarter 2018 and were limited to lower grade stopes, resulting in lower head grades than prior year periods. Included in ore mined for the quarter and year ended 2019 was 33 tonnes of ore mined from a satellite deposit. Head grade, excluding marginal ore and ore mined from the satellite pit for the fourth quarter and year ended 2019 was 6.44 g/t Au and 5.70 g/t Au, respectively (2018 - 6.78 g/t Au and 7.16 g/t Au).

Underground development continued to progress in the fourth quarter 2019 to open up access to new mining areas with lateral development of approximately 1,520 metres in the fourth quarter 2019 and 7,530 metres in the year ended 2019, averaging 16 and 20 metres per day respectively. Development at Westwood continues and is expected to increase by 10% to 60% of current levels with a three to four year ramp-up to steady state production levels (see news release dated December 12, 2019).

In accordance with International Financial Reporting Standards, we reduced the cash costs and depreciation attributed to inventory for the year ended 2019 by $11.3 million and $5.0 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. Normalization of fixed overhead was discontinued at the end of the first quarter 2019. We reduced total cash costs and all-in sustaining costs for the year ended 2019 by $125 per ounce produced and $121 per ounce sold, respectively (2018 - $nil and $nil).

Cost of sales per ounce sold of $1,019 and total cash costs per ounce produced of $1,007 for the fourth quarter 2019 were lower by 6% and 9% respectively, compared to the same prior year period, primarily due to higher sales and production volumes. Cost of sales per ounce sold of $1,061 and total cash costs per ounce produced of $911 for the year ended 2019 were higher compared to the prior year by 20% and 3%, respectively. This is primarily due to the reduction in sales and production volumes partially offset by reduced operating costs due to labour reductions. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from currency hedging programs of $2 and $2 per ounce produced, respectively (2018 - $nil and $4 gain).

All-in sustaining costs per ounce sold for the fourth quarter 2019 of $1,117 were lower compared to the same prior year period by 16%, primarily due to lower cost of sales per ounce, lower sustaining capital expenditures due to reduced development and an increase in sales volume in 2019. All-in sustaining costs per ounce sold for the year ended 2019 of $1,079 were comparable to the same prior year period, this is due to the reduction in sales volumes being offset by reduced operating costs due to labour reductions. Included in all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from currency hedging programs of $2 and $2 per ounce sold, respectively (2018 - $1 loss and $5 gain).

Outlook

We expect production at Westwood in 2020 to be in the range of 90,000 to 110,000 ounces as mining and development activities continue to ramp up, incorporating modified mining methods and operational practices developed to promote the safe exploitation of the ore bodies while targeting lower dilution. During the ramp-up period the mill feed will be supplemented with lower grade surface material from satellite prospects.

With a strategic focus to progress development activities in the production and development blocks, we expect to deliver our 2020 production and cost targets while continuing to ramp up to full production by 2022. We plan to undertake approximately 9 kilometres of lateral development in 2020.

DISCONTINUED OPERATIONS

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production for the fourth quarter 2019 of 13,000 ounces and full year of 52,000 ounces was lower by 7% and 12%, respectively, compared to the same prior year periods primarily due to lower throughput. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the fourth quarter and year ended 2019 primarily consisted of the cost of processing stockpiles.

On December 20, 2019, IAMGOLD, together with our joint venture partner, AGA entered into an agreement to sell our collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction ("Closing"), Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. IAMGOLD's anticipated share of the proceeds was less than the carrying amount of our investment in and receivable from Sadiola. This was considered by IAMGOLD to be an indicator of impairment for both the Sadiola assets and our investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, which is IAMGOLD's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of IAMGOLD's share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

The total carrying value of $45.6 million is presented as current assets held for sale in the Consolidated balance sheets.

Yatela Mine - Mali (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited (SADEX), a subsidiary jointly held by IAMGOLD and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela (Yatela), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale in the Consolidated balance sheets.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

Côté Gold Project, Canada

As at December 31, 2019, the Côté Gold Project reported (all figures quoted on a 100% basis) estimated proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news releases dated February 18, 2020).

In January 2019, we announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).

During the fourth quarter 2019, de-risking activities continued at the Côté Gold Project, with project engineering now approximately 46% complete. De-risking activities remain within capital expenditure guidance and include geotechnical evaluation and modelling of the proposed tailings management facility, updating the resource block model, and advancing project permitting. In addition, we continue to refine and incorporate technology benefits from mine automation.

Throughout 2019, we reported assay results from approximately 6,800 metres of diamond drilling completed on the new Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit. Results included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au (see news release dated July 30, 2019). In the fourth quarter 2019, approximately 1,900 metres of additional diamond drilling was completed to evaluate the new discovery for near-surface mineralized extensions as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones.

In 2020, approximately 14,000 metres of diamond drilling is planned to continue to evaluate the resource potential of this new discovery as well as evaluate other identified targets on the property. In addition, in advance of a construction decision, we expect to further de-risk the execution phase of the Project. Capital expenditures of approximately $35 million are planned in 2020, to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering.

Boto Gold Project, Senegal

As at December 31, 2019, the Boto Gold Project (on a 100% basis) reported estimated probable mineral reserves totaling 29.0 million tonnes grading 1.7 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).

During the fourth quarter 2019, we continued to optimize the design elements of the Boto Gold Project while also maintaining stakeholder engagement. The drilling program undertaken during the year included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites. In the fourth quarter, drilling activities resumed with approximately 1,200 metres of diamond drilling completed to target the conversion of inferred resources to an indicated category.

Subsequent to the quarter, we announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The receipt of the mining permit positions the Project for a development decision and eventual production. We also released the results of various development and operating optimizations undertaken since the completion of the 2018 Feasibility Study. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the Project has an after-tax net present value (using a 6% discount rate) of $219 million using a gold price assumption of $1,350 per ounce (see news releases dated October 22, 2018 and January 13, 2020).

In 2020, exploration efforts will continue to focus on delineation drilling aimed at upgrading inferred resources as well as continued exploration to expand existing resources or discover new zones of mineralization within the exploitation permit. In addition, in advance of a construction decision, the Company expects capital expenditures of approximately $30 million in 2020 to further de-risk the Project with activities primarily focused on road and camp construction and advancing project engineering.

EXPLORATION

In 2019, expenditures for exploration and project studies totaled $51.2 million compared to $80.5 million in the prior year, of which $34.5 million was expensed and $16.7 million was capitalized. IAMGOLD's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration and project expenditures reflected the alignment of the planned activities with the self-funding strategy while continuing to advance core exploration programs and key project studies. Drilling activities on active projects and mine sites totaled approximately 272,000 metres for the year, slightly over the 2019 program guidance.

OUTLOOK

In 2020, planned exploration program spending (excluding project studies) will total $47 million, comprising near mine brownfield and greenfield exploration programs. Brownfield programs will continue to focus on expanding resources along the Saramacca-Brokolonko trend near Rosebel, and at current operations at Essakane. Drilling will also continue to target resource conversion at Westwood and further resource delineation at the nearby Rouyn Gold Project. Greenfield programs continue to focus on resource expansions and evaluation of priority targets at various exploration and development projects including: Côté Gold Project in Ontario, Nelligan Gold and Monster Lake Projects in Quebec, Boto Gold Project in Senegal, Diakha-Siribaya Gold Project in Mali, Pitangui Project in Brazil, and Karita Gold Project in Guinea.

The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and reverse circulation ("RC") drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$ —	$ 26	$ 26
Exploration projects - brownfield[2]	11	10	21
	$ 11	$ 36	$ 47

1 The 2020 planned spending for capitalized expenditures of $11 million is included in the Company's capital spending guidance of $370 million (±5%).

2 Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2019 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2019, we reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 112.2 million tonnes grading 1.0 g/t Au for 3.4 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 135.6 million tonnes grading 1.0 g/t Au for 4.2 million contained ounces and attributable inferred resources totaled 11.3 million tonnes grading 1.1 g/t Au for 401,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 18, 2020).

During the fourth quarter 2019, we announced the results of the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of Essakane's mine life (see news release dated November 6, 2019).

During 2019, approximately 16,500 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Drilling was focused on resource expansion and conversion in an effort to replace depletion from mining activities and support the feasibility study at the Essakane Main Zone ("EMZ"), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect.

During the fourth quarter 2019, approximately 1,800 metres of RC drilling were completed with a primary focus on condemnation drilling at Falagountou.

In 2020, approximately 8,500 metres of diamond and reverse circulation drilling is planned to target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Rosebel, Suriname

As at December 31, 2019, we reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 133.2 million tonnes grading 1.0 g/t Au for 4.4 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 286.7 million tonnes grading 1.0 g/t Au for 8.9 million contained ounces and attributable inferred resources totaled 68.8 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 18, 2020).

During 2019, we completed approximately 70,000 metres of diamond and RC drilling focused on evaluating potential resource expansions in the vicinity of existing operations. In the fourth quarter 2019, approximately 30,000 metres of diamond and RC drilling were completed which continued to focus on testing mineralization both along strike and below the current Saramacca reserve pit design. In addition, grade control and infill drilling program was completed on the Saramacca deposit, as well as the Rosebel, J Zone, and Pay Caro pits. Drilling also resumed on selected targets of the Brokolonko concession situated along the general Saramacca trend. Throughout 2019, we reported results from drilling focused on testing the underground potential of Saramacca, which included the following highlights: 21.0 metres grading 6.05 g/t Au; 22.7 metres grading 8.54 g/t Au; 24.0 metres grading 9.67 g/t Au (see news release dated August 7, 2019).

In 2020, approximately 55,000 metres of diamond and reverse circulation drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Westwood, Canada

As at December 31, 2019, we reported total estimated attributable proven and probable mineral reserves at Westwood of 5.3 million tonnes grading 7.0 g/t Au for 1.2 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 5.1 million tonnes grading 9.0 g/t Au for 1.5 million contained ounces and attributable inferred resources totaled 6.2 million tonnes grading 8.6 g/t Au for 1.7 million contained ounces (see news release dated February 18, 2020).

During the fourth quarter 2019, underground excavation totaled 1,522 metres of lateral development for a total of 7,533 metres in 2019. In addition, approximately 20,000 metres of resource development diamond and RC drilling and approximately 1,600 metres of geotechnical drilling were completed in the fourth quarter for a total of approximately 73,000 metres of diamond and RC drilling in 2019. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined.

In 2020, approximately 56,000 metres of diamond and RC drilling are planned that will continue to focus of resource definition and development.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, we conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2019. Highlights included:

Wholly-Owned Projects

Diakha-Siribaya, Mali

As at December 31, 2019, we reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).

Following the announcement of an updated mineral resource estimate in the first quarter 2019, a total of approximately 7,000 metres of diamond and RC drilling were completed prior to the onset of the rainy season during the third quarter. The purpose of the 2019 drill program was to selectively infill and expand resources at the Diakha deposit and test other high priority exploration targets.

The 2020 exploration program will continue to focus on testing for additional resource expansions at Diakha under shallow cover to the south and along strike. In addition, the program will aim to explore new targets within a 20-kilometre radius of Diakha, testing selected geochemical and geophysical targets.

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between our Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totaling approximately 1,800 metres of RC drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension of the mineralized trend between the Boto and Diakha deposits. We announced assay results from the drilling program which confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone and included the following highlights: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

In 2020, a diamond and RC drill program totaling approximately 10,000 metres is planned and will focus on infill and step-out drilling to continue to delineate and develop the resource potential of this new discovery.

Pitangui, Brazil

As at December 31, 2019, we reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.3 million tonnes grading 4.4 g/t Au for 470,000 contained ounces; and inferred resources of 3.6 million tonnes grading 3.8 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).

Throughout 2019, approximately 12,300 metres of diamond drilling were completed to evaluate potential extensions of the São Sebastião deposit and test other targets on the property.

The 2020 exploration program totaling approximately 7,500 metres will continue to evaluate targeted resource expansions at depth and evaluate various exploration targets located on the large property position.

Joint Venture Projects

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. During the fourth quarter, IAMGOLD provided notice that we had met our expenditure commitments under the terms of the earn-in option agreement, to increase our undivided interest in the Project to 75%.

As at December 31, 2019, we reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).

During 2019, we completed a 5,300-metre winter drilling program and reported assay results which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019). The objective of the 2019 program was to target selected areas to discover additional zones of mineralization with potential to increase the total mineral resources on the property.

The 2020 exploration program will continue to evaluate the +4 kilometres long structural corridor hosting the 325-Megane zone for additional zones of mineralization. Priority will be put on the Annie Shear Zone to extend mineralization intersected during 2019.

Nelligan Joint Venture, Canada

The Nelligan Gold Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc.. During the fourth quarter, we announced that we exercised our option to increase our undivided interest by a further 24% to now hold an aggregate undivided interest of 75% in the Project (see news release dated December 11, 2019). In addition, during the fourth quarter 2019, we announced an initial resource (see news release dated October 22, 2019) and filed the supporting National Instrument 43-101 Technical Report (see news release dated December 4, 2019). The Nelligan Gold Project was also awarded the "Discovery of the Year" by the Association de l'Exploration Minière du Québec ("AEMQ") at its XPLOR 2019 Reconnaissance Gala (see news release dated October 25, 2019).

As at December 31, 2019, we reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.0 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).

During 2019, we completed approximately 17,500 metres of diamond drilling designed to infill and further test continuity of mineralization associated with the Renard Zone. These results, combined with past results, were used to complete the 2019 initial resource estimate in accordance with NI 43-101. In addition, we completed summer mapping and soil sampling programs to enhance our understanding of the mineral potential on the property. Assay results from the 2019 drilling program were reported throughout the year, with highlights including: 4.04 g/t Au over 16.7 metres; 2.22 g/t Au over 28.4 metres; 5.50 g/t Au over 17.3 metres; 1.82 g/t Au over 50.2 metres; and 1.26 g/t Au over 123.7 metres (see news releases dated May 30 and August 13, 2019).

In 2020, additional metallurgical tests will be completed to help refine the proposed process flow sheet. We also expect to drill approximately 8,000 metres of diamond drilling at Nelligan focused on infill drilling to improve resource classification as well as step-out drilling to evaluate potential resource extensions at depth and along strike. Regional exploration will also continue to define and evaluate other priority targets on the property.

Rouyn Option, Canada

In the fourth quarter 2018, IAMGOLD entered into an option purchase agreement with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, IAMGOLD can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, IAMGOLD must complete a resource estimate in accordance with NI 43-101, after which IAMGOLD, at our election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During 2019, approximately 20,000 metres of diamond drilling were completed to infill a portion of the Lac Gamble zone as well as to test selected exploration targets in the area of the historic Astoria deposit, located approximately 1 kilometre to the east of Lac Gamble zone. Assay results from the 2019 drilling program at Lac Gamble were reported throughout the year, with highlights including: 29.7 metres grading 8.96 g/t Au including 11.1 metres grading 17.49 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; and 10.05 metres grading 6.59 g/t Au (see news releases dated May 23, June 12, and July 31, 2019).

In 2020, we expect to complete approximately 14,000 metres of diamond drilling to further define and delineate the Lac Gamble zone, including infill drilling to upgrade resources to support a future resource estimation. The program will also continue to evaluate the resource potential at the nearby Astoria and other satellite targets.

Eastern Borosi Joint Venture, Nicaragua

The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation ("Calibre"). We currently hold an initial 51% interest in the Project and have exercised our right to enter the second option to earn up to a 70% interest in the Project.

As at December 31, 2019, we reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.0 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 2.0 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 18, 2020).

During 2019, the Joint Venture completed approximately 5,500 metres of diamond drilling to continue to test selected vein structures for extensions to mineralization.

OTHER

Loma Larga, Ecuador

IAMGOLD, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).

In 2019, INV Metals commenced engineering work to study the relocation of the proposed tailings management facility, reviewed project optimizations, continued stakeholder engagement, advanced project environmental permitting and advanced financing discussions.

IAMGOLD participated in INV Metals' common shares public equity offering during the first quarter 2019 to acquire an additional 1.6 million common shares at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million), to maintain a 35.6% ownership interest in INV Metals. We further participated in INV Metals' private placement of common shares during the fourth quarter 2019 to acquire an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million) to maintain a 35.6% ownership interest in INV Metals.

End Notes (*excluding tables*)

1   Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

3   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Thursday, February 20, 2020 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD's 2019 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 3973#.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	December 31, 2019	December 31, 2018
Assets		
Current assets		
Cash and cash equivalents	$ 830.6	$ 615.1
Short-term investments	6.1	119.0
Receivables and other current assets	72.2	78.1
Inventories	308.5	274.7
Assets classified as held for sale	45.6	—
	1,263.0	1,086.9
Non-current assets		
Investments in associates and incorporated joint ventures	10.0	76.8
Property, plant and equipment	2,239.6	2,436.1
Exploration and evaluation assets	42.2	47.3
Restricted cash	28.1	23.9
Inventories	223.2	202.9
Other assets	56.0	87.1
	2,599.1	2,874.1
	$ 3,862.1	$ 3,961.0
Liabilities and Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 211.9	$ 196.0
Income taxes payable	12.8	15.4
Current portion of provisions	4.8	9.0
Current portion of lease liabilities	13.4	2.2
Current portion of long-term debt	4.6	—
Other liabilities	—	4.6
Liabilities classified as held for sale	18.5	—
	266.0	227.2
Non-current liabilities		
Deferred income tax liabilities	180.6	188.2
Provisions	374.6	341.4
Lease liabilities	45.4	7.1
Long-term debt	403.9	398.5
Deferred revenue	170.5	—
Other liabilities	2.3	6.0
	1,177.3	941.2
	1,443.3	1,168.4
Equity		
Equity attributable to IAMGOLD Corporation shareholders		
Common shares	2,686.8	2,680.1
Contributed surplus	54.0	48.2
(Accumulated deficit) / retained earnings	(350.2)	63.1
Accumulated other comprehensive loss	(44.5)	(58.8)
	2,346.1	2,732.6
Non-controlling interests	72.7	60.0
	2,418.8	2,792.6
Contingencies and commitments		
	$ 3,862.1	$ 3,961.0

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of U.S. dollars, except per share amounts)	(Unaudited) Three months ended December 31.		Years ended December 31,	
	2019	2018	**2019**	2018
Continuing Operations				
Revenues	$ **293.4**	$ 274.3	$ **1,065.3**	$ 1,111.0
Cost of sales	**252.3**	250.3	**995.7**	974.1
Gross profit	**41.1**	24.0	**69.6**	136.9
General and administrative expenses	**(11.1)**	(11.7)	**(42.0)**	(42.1)
Exploration expenses	**(7.3)**	(11.4)	**(34.5)**	(39.2)
Impairment charges, net of reversal	**(275.3)**	—	**(287.8)**	—
Other expenses	**(23.3)**	(12.5)	**(43.4)**	(21.5)
Earnings (loss) from operations	**(275.9)**	(11.6)	**(338.1)**	34.1
Share of net loss from investments in associate, net of income taxes	**(0.2)**	(0.3)	**(1.4)**	(1.5)
Finance costs	**(4.3)**	(5.2)	**(14.4)**	(8.8)
Foreign exchange loss	**3.5**	(4.1)	**(3.5)**	(13.6)
Interest income, derivatives and other investment gains (losses)	**2.3**	2.2	**29.1**	4.9
Earnings (loss) before income taxes	**(274.6)**	(19.0)	**(328.3)**	15.1
Income taxes	**(16.5)**	(18.3)	**(30.4)**	(38.0)
Net loss from continuing operations	**(291.1)**	(37.3)	**(358.7)**	(22.9)
Net earnings (loss) from discontinued operations	**(50.1)**	4.7	**(39.3)**	3.2
Net loss	$ **(341.2)**	$ (32.6)	$ **(398.0)**	$ (19.7)
Net loss from continuing operations attributable to				
Equity holders of IAMGOLD Corporation	$ **(303.8)**	$ (39.5)	$ **(373.3)**	$ (31.4)
Non-controlling interests	**12.7**	2.2	**14.6**	8.5
Net loss from continuing operations	$ **(291.1)**	$ (37.3)	$ **(358.7)**	$ (22.9)
Net loss attributable to				
Equity holders of IAMGOLD Corporation	$ **(353.9)**	$ (34.8)	$ **(412.6)**	$ (28.2)
Non-controlling interests	**12.7**	2.2	**14.6**	8.5
Net loss	$ **(341.2)**	$ (32.6)	$ **(398.0)**	$ (19.7)
Attributable to equity holders of IAMGOLD Corporation				
Weighted average number of common shares outstanding (in millions) - Basic and diluted	**468.4**	466.6	**468.0**	466.5
Basic and diluted loss per share from continuing operations ($ per share)	$ **(0.65)**	$ (0.08)	$ **(0.80)**	$ (0.07)
Basic and diluted earnings (loss) per share from discontinued operations ($ per share)	$ **(0.11)**	$ 0.01	$ **(0.08)**	$ 0.01
Basic and diluted loss per share ($ per share)	$ **(0.76)**	$ (0.07)	$ **(0.88)**	$ (0.06)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of U.S. dollars)	(Unaudited) Three months ended December 31.		Years ended December 31,	
	2019	2018	**2019**	2018
Net loss	**$ (341.2)**	$ (32.6)	**$ (398.0)**	$ (19.7)
Other comprehensive income (loss), net of income taxes				
Items that will not be reclassified to the statements of earnings				
Movement in marketable securities fair value reserve				
Net unrealized change in fair value of marketable securities	**1.5**	(1.7)	**0.5**	(10.8)
Net realized change in fair value of marketable securities	**(0.5)**	—	**(0.5)**	(0.4)
Tax impact	**(0.1)**	(0.2)	**0.1**	1.8
	0.9	(1.9)	**0.1**	(9.4)
Items that may be reclassified to the statements of earnings				
Movement in cash flow hedge fair value reserve				
Effective portion of changes in fair value of cash flow hedges	**3.8**	(29.6)	**5.3**	(1.1)
Time value of options contracts excluded from hedge relationship	**6.0**	(17.1)	**9.2**	(15.8)
Net change in fair value of cash flow hedges reclassified to the statements of earnings	**0.2**	(1.4)	**(1.4)**	(10.9)
Tax impact	**(0.7)**	3.0	**(0.5)**	1.2
	9.3	(45.1)	**12.6**	(26.6)
Currency translation adjustment	**0.6**	(1.3)	**1.4**	(1.2)
Total other comprehensive income (loss)	**10.8**	(48.3)	**14.1**	(37.2)
Comprehensive income (loss)	**$ (330.4)**	$ (80.9)	**$ (383.9)**	$ (56.9)
Comprehensive income (loss) attributable to:				
Equity holders of IAMGOLD Corporation	**$ (343.1)**	$ (83.1)	**$ (398.5)**	$ (65.4)
Non-controlling interests	**12.7**	2.2	**14.6**	8.5
Comprehensive income (loss)	**$ (330.4)**	$ (80.9)	**$ (383.9)**	$ (56.9)
Comprehensive income (loss) arises from:				
Continuing operations	**$ (280.3)**	$ (85.6)	**$ (344.6)**	$ (60.1)
Discontinued operations	**(50.1)**	4.7	**(39.3)**	3.2
Comprehensive income (loss)	**$ (330.4)**	$ (80.9)	**$ (383.9)**	$ (56.9)

CONSOLIDATED STATEMENTS OF CASH Flows

(In millions of U.S. dollars)	(Unaudited) Three months ended December 31.		Years ended December 31,	
	2019	2018	2019	2018
Operating activities				
Net loss	$ (341.2)	$ (32.6)	$ (398.0)	$ (19.7)
Net loss from closed mines	19.2	8.8	27.4	7.4
Net loss related to open mines	**(322.0)**	(23.8)	**(370.6)**	(12.3)
Adjustments for:				
Finance costs	4.0	4.9	13.4	7.7
Depreciation expense	73.5	64.6	276.6	266.2
Impairment charges, net of reversal	275.3	—	287.8	—
Impairment of investment in Sadiola	9.4	—	9.4	—
Derivative gain	—	(0.5)	(18.6)	(1.8)
Income taxes	16.5	18.3	30.4	38.0
Interest income	(2.9)	(3.1)	(12.6)	(13.3)
Share of net loss (earnings) from investments in associates and incorporated joint ventures, net of income taxes	40.9	(4.2)	26.1	(11.6)
Other non-cash items	(17.8)	10.2	3.4	46.1
Adjustments for cash items:				
Proceeds from gold prepayment	169.8	—	169.8	—
Dividends from related parties	—	—	2.1	2.1
Settlement of derivatives	(0.2)	1.4	1.5	10.9
Disbursements related to asset retirement obligations	(0.1)	(0.3)	(0.3)	(1.1)
Other	—	—	(0.7)	—
Movements in non-cash working capital items and non-current ore stockpiles	36.3	(32.5)	(4.5)	(97.6)
Cash from operating activities, before income taxes paid	282.7	35.0	413.2	233.3
Income taxes paid	(19.3)	(11.2)	(47.9)	(38.9)
Net cash from operating activities related to open mines	263.4	23.8	365.3	194.4
Net cash used in operating activities related to closed mines	(0.9)	(0.7)	(2.3)	(3.3)
Net cash from operating activities	262.5	23.1	363.0	191.1
Investing activities related to open mines				
Capital expenditures for property, plant and equipment	(60.2)	(84.4)	(248.1)	(257.2)
Capitalized borrowing costs	(12.1)	(14.5)	(23.0)	(28.1)
Disposal of short-term investments (net)	10.9	0.3	112.3	4.8
Capital expenditures for exploration and evaluation assets	(1.2)	(10.6)	(3.3)	(42.5)
Net proceeds from sale of a 30% interest in the Côté Gold Project	—	92.1	—	92.1
Interest received	2.6	2.9	12.5	12.6
Acquisition of Saramacca exploration and evaluation assets	—	(8.2)	—	(8.2)
Increase (decrease) in restricted cash	—	5.0	(3.5)	1.1
Purchase of additional common shares of associate	(4.2)	—	(5.0)	—
Other investing activities	1.4	19.8	8.3	0.5
Net cash used in investing activities related to open mines	(62.8)	2.4	(149.8)	(224.9)
Net cash used in investing activities related to closed mines	—	—	—	—
Net cash used in investing activities	(62.8)	2.4	(149.8)	(224.9)
Financing activities related to open mines				
Interest paid	(3.0)	—	(7.5)	(0.7)
Payment of lease obligations	(2.4)	(0.4)	(6.8)	(1.2)
Dividends paid to non-controlling interests	—	—	(1.9)	(3.7)
Proceeds from Equipment Loan	—	—	23.3	—
Repayment of Equipment Loan	(1.2)	—	(2.3)	—
Other financing activities	(0.8)	(2.6)	(3.1)	(3.7)
Net cash from (used in) financing activities related to open mines	(7.4)	(3.0)	1.7	(9.3)
Net cash used in financing activities related to closed mines	—	(0.2)	(0.9)	(1.2)
Net cash from (used in) financing activities	(7.4)	(3.2)	0.8	(10.5)
Effects of exchange rate fluctuation on cash and cash equivalents	4.3	(3.1)	1.5	(4.7)
Increase (decrease) in cash and cash equivalents	196.6	19.2	215.5	(49.0)
Cash and cash equivalents, beginning of the year	634.0	595.9	615.1	664.1
Cash and cash equivalents, end of the year	$ 830.6	$ 615.1	$ 830.6	$ 615.1

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "Full Year and Fourth Quarter 2019 Summary", "2020 Guidance", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy", "superior", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.